UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2014

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Attached hereto as Exhibit 99.1 is a notice of Annual General Meeting of Shareholders and related materials of Amira Nature Foods Ltd, a British Virgin Islands Company (the “Company”), relating to the Company’s 2014 Annual General Meeting of Shareholders.

Exhibits

Exhibit No.	Description

99.1	Notice of Annual General Meeting of Shareholders and Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 11, 2014

AMIRA NATURE FOODS LTD

By:	/s/ Karan A. Chanana
Name:	Karan A. Chanana
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting of Shareholders and Form of Proxy Card